NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

PE 1-25-08

[redacted]

08024852

Received SEC

FEB 1 1 2008

Washington, DC 20549

February 11, 2008

Robert A. Schreck, Jr., P.C.
McDermott Will & Emery
227 West Monroe Street
Chicago, IL 60606-5096

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/11/2008

Re: Kellwood Company
Incoming letter dated January 25, 2008

Dear Mr. Schreck:

This is in response to your letter dated January 25, 2008 concerning the shareholder proposal submitted to Kellwood by the California Public Employees' Retirement System. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
FEB 2 0 2008
THOMSON
FINANCIAL

Enclosures

cc: Peter H. Mixon
General Counsel
CalPERS
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707

McDermott
Will&Emery

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Robert A. Schreck, Jr., P.C.
Attorney at Law
rschreck@mwe.com
312.984.7562

RECEIVED
2008 FEB -1 PM 5: 02
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 25, 2008

Ms. Nancy Morris
Office of the Secretary
Securities and Exchange Commission
Attn: Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RECEIVED
JAN 25 2008
OFFICE OF THE SECRETARY

Re: Kellwood Company
2008 Annual Meeting
Shareowner Proposal Submitted by CalPERS

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Kellwood Company, a Delaware corporation ("*Kellwood*"). Pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, Kellwood hereby gives notice of its intention to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareowners (together, "*Proxy Materials*") a shareowner proposal and statements in support thereof (the "*Proposal*") submitted by the California Public Employees' Retirement System ("*CalPERS*").

This letter serves as Kellwood's statement of reasons why the CalPERS Proposal may be excluded from its Proxy Materials. In accordance with Rule 14a-8(j), enclosed are five additional copies of this letter with the attachment.

Kellwood intends to file its definitive Proxy Materials with the SEC on or after April 17, 2008. It is our belief as counsel for Kellwood that the CalPERS Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(8). We request the concurrence of the Staff of the Division of Corporation Finance (the "*Staff*") that the Staff will not recommend enforcement action against Kellwood to the SEC, if Kellwood omits the Proposal from its Proxy Materials.

By copy of this letter, we respectfully inform CalPERS that copies of any additional correspondence from CalPERS to the SEC or the Staff in connection with this Proposal must be furnished simultaneously to the undersigned on behalf of Kellwood pursuant to Rule 14a-8(k). Notwithstanding the issues in their Proposal, Kellwood appreciates CalPERS' interest and is committed to continue working with shareowners and other interested parties to build on the important enhancements made in Kellwood's corporate governance policies and practices.

## I. THE PROPOSAL

A copy of the CalPERS Proposal is attached hereto as Exhibit A.

The Proposal requests that shareowners adopt the following resolution to amend the bylaws of Kellwood:

> "RESOLVED, the shareowners of Kellwood Company (the "Company"), request that the Board of Directors amend the Company's bylaws to add the following to Section 2.10(c):
>
> Notwithstanding the above, the Corporation shall include in its proxy materials for a meeting of stockholders at which directors are to be elected the name, together with the Disclosure and Statement (both as defined in this section), of any person nominated for election to the Board of Directors by a stockholder or group of stockholders that satisfies the requirements of this section 2.10(c) (the "Nominator"), and allow stockholders to vote with respect to such nominee on the Corporation's form of proxy. Each Nominator may nominate up to two candidates for election at a meeting.
>
> To qualify as a Nominator, the stockholder or group of stockholders must:
>
> (i) beneficially own 3% or more of the Corporation's outstanding common stock ("Required Shares") and have continuously held the Required Shares for at least two years;
>
> (ii) provide written notice received by the Secretary within the time period specified in section 2.10(b) containing the following: (A) with respect to the nominee, (1) the information required by section 2.10(c) and (2) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (B) with respect to the Nominator, proof of ownership of the Required Shares (collectively, "Disclosure"); and
>
> (iii) execute an undertaking agreeing to (A) assume all liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Corporation's stockholders, including the Disclosure and Statement; (B) to the extent the Nominator uses soliciting materials other than the Corporation's proxy materials, comply with all applicable laws and regulations, including, without limitation, the SEC's Rule 14a-12.
>
> The Nominator may furnish a statement, not to exceed 500 words, in

> support of the nominee's candidacy (the "Statement") at the time the Disclosure is submitted. The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this section and any applicable SEC rules.

## II. KELLWOOD'S BASIS FOR EXCLUSION OF THE PROPOSAL UNDER 14a-8(i)

It is our belief as counsel for Kellwood that the proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(8) based upon the plain language of the Rule, the adopting release, the precedent, and the case law.

**A. Plain Language.** Rule 14a-8(i)(8) provides that an issuer may omit a proposal from its proxy materials "[i]f the proposal relates to an election for membership on the issuer's board of directors or analogous governing body or a procedure for such nomination or election." The CalPERS Proposal clearly relates to a procedure for an election for membership on the Kellwood board of directors.

**B. Adopting Release.** In December 2007, the SEC amended Rule 14a-8(i)(8) to include the phrase "or a *procedure* for such nomination or election." Exchange Act Release No. 56914 (Dec. 6, 2007) (emphasis added) (the "*Adopting Release*"). The SEC explained that the expansion of the text of the rule was intended to codify its longstanding interpretation that the 14a-8(i)(8) exclusion should apply not only to a proposal that would create a current contested election, but also to a proposal that would implement a procedure whereby a contested election could occur in the future. Unless interpreted to include this type of procedural proposal, shareholders could circumvent the proxy rules applicable to contested elections.

By way of example, the Proposal includes a qualification for any Nominator (as defined in the Proposal) to agree "to the extent the Nominator uses soliciting materials other than the Corporation's proxy materials, comply with all applicable laws and regulations, including, without limitation, the SEC's Rule 14a-12." However, the SEC emphasized in the Adopting Release that the "numerous protections of the federal proxy rules are triggered *only* by the presence of a solicitation made in opposition to another solicitation" (emphasis added) and if the election exclusion were not available, it would be possible to have a contested election that would not be subject to the proxy disclosure rules and would escape 14a-9 liability for false or misleading statements.

The CalPERS Proposal relates to nothing other than a procedure that, if implemented, would permit a contested election, since it would mandate that Kellwood include more candidates than available board seats. The SEC has clearly articulated the scope of the election exclusion available under Rule 14a-8(i)(8) and the CalPERS Proposal is exactly the type of proposal intended to be covered by the Rule.

**C. Precedent.** As set forth in the Adopting Release, the Staff has historically and consistently determined that proposals, like the Proposal, may be excluded under Rule 14a-8(i)(8) because said proposals establish procedures that may result in contested director elections. *Eastman Kodak Company* (Feb. 14, 2005); *Eastman Kodak Company* (Feb 28, 2003); *AOL Time Warner, Inc.* (Feb. 28, 2003); *The Bank of New York Inc.* (Feb. 28, 2003); *Exxon Mobil Corp.* (Feb. 28, 2003); *Sears, Robuck & Co.* (Feb. 28, 2003); *Citigroup, Inc.* (Jan. 31, 2003); and *HealthSouth Corp.* (Mar. 10, 2003). In each of these precedents, similar proposals to the CalPERS Proposal were found excludable by the SEC under Rule 14a-8(i)(8).

**D. Case Law.** In *American Federation of State, County & Municipal Employees v. American International Group, Inc.*, 462 F.3d 121 (2006) ("*AFSCME*"), the SEC permitted the exclusion of a proposal that was substantially similar to the CalPERS Proposal. The Second Circuit reached a result contrary to the SEC based upon the court's finding that when the Rule 14a-8(i)(8) was initially adopted in 1976 the SEC applied a more narrow interpretation of the rule. *Id.* at 20-21. However, in the conclusion of the court's interpretation, the court stated, "Regardless, if the SEC determines that the interpretation of the election exclusion embodied in its 1976 Statement would result in a decrease in necessary disclosures or any other undesirable outcome, it can certainly change its interpretation of the election exclusion, provided that it explains its reasons for doing so." *Id.* at 23. Based upon this dicta and in light of the amended Rule and Adopting Release, if the Second Circuit were to hear a case with the same facts today, the court should uphold the exclusion of the AFSCME's shareholder proposal. The proposal at issue in AFSCME was substantially similar to the Proposal submitted to Kellwood by CalPERS. Therefore, the AFSCME decision reinforces the applicability of the 14a-8(i)(8) to the CalPERS Proposal when read together with the amended Rule and Adopting Release.

Subsequent to the AFSCME ruling, the Supreme Court heard an administrative rule interpretation case, *Long Island Care at Home, Ltd. v. Evelyn Coke*, 127 S. Ct. 2339 (U.S. 2007). In Long Island, the Court upheld the Department of Labor's (the "*DOL*") interpretation of its own regulation, despite finding that the DOL had interpreted the regulations differently at different times because that the change did not create an "unfair surprise." *Id.* at 24. The Court concluded that the interpretation was "well within the principle that an agency's interpretation of its own regulations is controlling unless plainly erroneous or inconsistent with the regulations being interpreted." *Id* at 25 *(Citing various authority)*. The Long Island decision is at odds with AFSCME, is binding upon the Second Circuit, effectively overrules the AFSCME decision, and upholds the decision by the lower court in AFSCME that supported the SEC's determination not to pursue action against AIG for the exclusion of the AFSCME proposal. Therefore, even if the SEC had not come out with an amended Rule and Adopting Release subsequent to AFSCME, there is substantial doubt whether the Second Circuit's decision in AFSCME could be interpreted to prevent exclusion of the CalPERS Proposal.

In the Adopting Release, the SEC acknowledged both the ASFCME and Long Island cases and the confusion created for shareholders and companies. In the release, the SEC emphasized, "It is our intention that this [clear and concise amendment to the text of Rule 14a-8 that codifies the agency's longstanding interpretation] will enable shareholders and companies to know with certainty whether a proposal may or may not be excluded under Rule 14a-8(i)(8). It also will facilitate the staff's efforts in reviewing no-action requests and in interpreting Rule 14a-8 with certainty in responding to requests for no-action letters during the 2008 proxy season." The CalPERS Proposal is clearly within the Rule 14a-8(i)(8) plain text, adopting release, precedent and case law.

We therefore request that the Staff continue its long-standing precedent of permitting exclusion of proposals such as these under Rule 14a-8(i)(8).

## III. CONCLUSION

In view of the foregoing, it is our belief that Kellwood may rely upon Rule 14a-8(i)(8) to omit the CalPERS Proposal from the Proxy Materials. On behalf of Kellwood, we request confirmation that the Staff will not recommend enforcement action against Kellwood to the SEC, if Kellwood omits the Proposal from the Proxy Materials.

As is required by Rule 14a-8(j), a copy of this letter is simultaneously being sent to CalPERS to notify it of Kellwood's intention to omit the CalPERS Proposal from Kellwood's Proxy Materials.

Please stamp the enclosed extra copy of this letter, acknowledging receipt, and return it in the enclosed, postage prepaid, self-addressed envelope.

If we can be of any assistance in this matter, please call the undersigned at (312) 984-7582, or Thomas H. Pollihan, General Counsel of Kellwood, at (314) 576-3312.

Very truly yours,

Robert A. Schreck, Jr., P.C.

RAS/jn
Enclosures

cc: Peter H. Mixon, General Counsel, CalPERS
Thomas H. Pollihan, Executive Vice President,
General Counsel and Secretary, Kellwood

## EXHIBIT A

## CALPERS CORRESPONDENCE AND PROPOSAL

[attached]

CalPERS
**Legal Office**
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3675 FAX (916) 795-3659

December 20, 2007

**OVERNIGHT MAIL**

Thomas H. Pollihan, Corporate Secretary
Kellwood Company
600 Kellwood Pkwy
Chesterfield, MO 63017

**RECEIVED**
DEC 21 2007
**KELLWOOD COMPANY LEGAL DEPARTMENT**

Re: Notice of Shareowner Proposal

Dear Mr. Pollihan:

The purpose of this letter is to submit our shareowner proposal for inclusion in the proxy materials in connection with the company's next annual meeting pursuant to SEC Rule 14a-8.[1]

Our submission of this proposal does not indicate that CalPERS is closed to further communication and negotiation. Although we must file now, in order to comply with the timing requirements of Rule 14a-8, we remain open to the possibility of withdrawing this proposal if and when we become assured that our concerns with the company are addressed.

If you have any questions concerning this proposal, please contact me.

Very truly yours,

Gina A. Ratto

PETER H. MIXON
General Counsel

Enclosures

cc: Dennis Johnson, Senior Portfolio Manager – CalPERS
Robert C. Skinner Jr., Chairman & CEO – Kellwood Company

[1] CalPERS is the owner of approximately 305,000 shares of the company. Acquisition of this stock has been ongoing and continuous for several years. Specifically, CalPERS has owned shares with a market value in excess of $2,000 continuously for at least the preceding year. (Documentary evidence of such ownership is enclosed.) Furthermore, CalPERS intends to continue to own such a block of stock at least through the date of the annual shareholders' meeting.

SHAREOWNER PROPOSAL

RESOLVED, the shareowners of Kellwood Company (the "Company"), request that the Board of Directors amend the Company's bylaws to add the following to Section 2.10(c):

> Notwithstanding the above, the Corporation shall include in its proxy materials for a meeting of stockholders at which directors are to be elected the name, together with the Disclosure and Statement (both as defined in this section), of any person nominated for election to the Board of Directors by a stockholder or group of stockholders that satisfies the requirements of this section 2.10(c) (the "Nominator"), and allow stockholders to vote with respect to such nominee on the Corporation's form of proxy. Each Nominator may nominate up to two candidates for election at a meeting.
>
> To qualify as a Nominator, the stockholder or group of stockholders must:
>
> (i) beneficially own 3% or more of the Corporation's outstanding common stock ("Required Shares") and have continuously held the Required Shares for at least two years;
>
> (ii) provide written notice received by the Secretary within the time period specified in section 2.10(b) containing the following: (A) with respect to the nominee, (1) the information required by section 2.10(c) and (2) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (B) with respect to the Nominator, proof of ownership of the Required Shares (collectively, "Disclosure"); and
>
> (iii) execute an undertaking agreeing to (A) assume all liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Corporation's stockholders, including the Disclosure and Statement; (B) to the extent the Nominator uses soliciting materials other than the Corporation's proxy materials, comply with all applicable laws and regulations, including, without limitation, the SEC's Rule 14a-12.

The Nominator may furnish a statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement") at the time the Disclosure is submitted. The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this section and any applicable SEC rules.

SUPPORTING STATEMENT

The Company's stock price has significantly underperformed in comparison to the Russell 3000 and its industry peers. As of November 30, 2007, the Company' five-year total stock return was -41%, its 3-year total stock return was -53%, and its 1-year total stock return was -50%. Comparing the Company's relative total stock return to the Russell 3000 Index and the Textiles Apparel Manufacturers Russell Industry Peer Index, respectively, the Company's total stock returns are, -121% and -141% (5-year), -88% and -78% (3-year) and -57% and -38% (1-year).

The Company's shareowners have also expressed their disapproval of the composition of the Company's Board of Directors. Jerry Hunter received withhold votes of 50.83% in 2005 and 48.92% in 2007.

For these reasons, CalPERS urges you to make the Company more accountable by providing shareowners a meaningful voice in the election of the Board of Directors.

Please vote FOR this proposal.

STATE STREET.

State Street California, Inc.
1001 Marina Village Parkway, 3rd Floor
Alameda, CA 94501

Telephone: +1 510 521 7111
Facsimile: +1 510 337 5791

December 20, 2007

To Whom It May Concern:

State Street Bank and Trust, as custodian for the California Public Employees' Retirement System, declares the following under penalty of perjury:

1) State Street Bank and Trust performs master custodial services for the California State Public Employees' Retirement System.

2) As of the date of this declaration and continuously for at least the immediately preceding eighteen months, California Public Employees' Retirement System is and has been the beneficial owner of shares of common stock of Kellwood Company, having a market value in excess of $1,000,000.00.

3) Such shares beneficially owned by the California Public Employees' Retirement System are custodied by State Street Bank and Trust through the electronic book-entry services of the Depository Trust Company (DTC). State Street is a participant (Participant Number 0997) of DTC and shares registered under participant 0997 in the street name of Surfboard & Co. are beneficially owned by the California Public Employees' Retirement System.

Signed this 20th day of December, 2007 at Sacramento, California.

STATE STREET BANK AND TRUST
As custodian for the California Public Employees' Retirement System.

By: [signature]

Name: Sauncerae Gans
Title: Client Relationship Officer

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 11, 2008

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Kellwood Company
Incoming letter dated January 25, 2008

The proposal amends the bylaws to require that Kellwood include in its proxy materials the name, along with certain disclosures and statements, of any person nominated for election to the board by a stockholder who has beneficially owned 3% or more of Kellwood's outstanding common stock for at least two years.

There appears to be some basis for your view that Kellwood may exclude the proposal under rule 14a-8(i)(8). Accordingly, we will not recommend enforcement action to the Commission if Kellwood omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

John R. Fieldsend
Attorney-Adviser

END